1875 K Street, NW
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

VIA EDGAR

July 3, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: iShares Trust

(Securities Act File No. 333-92935;

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 86

Ladies and Gentlemen:

On behalf of the iShares Trust (the “Trust”), we hereby transmit for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940 (the “1940 Act”), Post-Effective Amendment No. 86 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and for the sole purpose of adding a new fund to the Trust: iShares S&P National Municipal Bond Fund. The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objectives and Policies

The iShares S&P National Municipal Bond Fund seeks results that correspond generally to the price and yield performance, before fees and expenses, of the municipal bond sector of the United States as defined by the S&P National Municipal Bond Index (the “Index”). The Index measures the performance of the investment grade segment of the U.S. municipal bond market.

(2)	Other Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund. Because investments in municipal bonds can have certain tax advantages, the Fund’s tax disclosures have been revised to reflect the specific investment program of this Fund. Also, there is an expectation that the basket of securities required for the purchase of a creation unit and the basket of securities to be delivered upon redemption of a creation unit may differ from each other to an extent greater than that in the purchase and redemption creation units of other funds of the Trust.

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by iShares Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 67, filed pursuant to Rule 485(a) on January 5, 2007, relating to the introduction of nine new bond index funds of iShares Trust.

The disclosures applicable to the Fund and iShares Trust included in the Amendment that are substantially similar to those in the referenced prior filing relate to descriptions of shares, the investment manager and other attributes under the headings “Management - Investment Adviser,” “Management - Administrator, Custodian and Transfer Agent,” “Shareholder Information” and “Distribution,” included in the Prospectus, and under the headings “Proxy Voting,” “Portfolio Holdings Information,” “Continuous Offering,” “Management - Investment Adviser,” “Management - Code of Ethics,” “Management - Administrator, Custodian and Transfer Agent,” “Management - Distributor,” “Brokerage Transactions,” “Determination of NAV,” “Dividends and Distribution,” “Financial Statements” and “Miscellaneous Information,” included in the Statement of Additional Information.

* * * * *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

Should members of the Staff have any questions or comments concerning the Registration Statement, please do not hesitate to contact me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).